PRYOR CASHMAN SHERMAN & FLYNN LLP

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WRITER'S DIRECT DIAL: (212) 326-0846

WRITER'S EMAIL:
ehellige@pryorcashman.com

April 7, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Larry Spirgel
Assistant Director

Re:	Pervasip Corp.
Preliminary Proxy Statement on Schedule 14A
Filed March 27, 2009
File Number 0-08419

Ladies and Gentlemen:

On behalf of Pervasip Corp. (“Pervasip), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated April 1, 2009 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Pervasip on March 27, 2009.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Concurrently with the filing of this letter, Pervasip is filing, via EDGAR submission, the Proxy Statement (the “Revised Proxy Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein.  References to page numbers below (other than those in the Staff’s comments in italics) are to the appropriate pages of the Revised Proxy Statement.

Securities and Exchange Commission
April 7, 2009

1.
It appears that you intend to issue the additional authorized common stock to fulfill potential obligations stemming from your recent financings.  Although we note the brief mention of some of these obligations in your proxy statement, please revise your preliminary proxy statement to provide the full disclosure required by Item 12 of Schedule 14A.  See Note A to Schedule 14A.  Included in this disclosure, should be a summary of the material terms of each financing triggering the need to increase your authorized shares.

Response:   In accordance with the Staff’s comment, Pervasip has included disclosure on pages 22 and 23 of the Revised Proxy Statement that summarizes the terms of Pervasip’s recent financings that trigger the need to increase its authorized capital stock.

2.
Revise your disclosure to provide additional disclosure regarding any other current plans, proposals or arrangements you may have with respect to the increase in authorized shares.  Otherwise, please site that you have no plans, proposals or arrangements, written or otherwise, at this time.

Response:   In accordance with the Staff’s comment, Pervasip has included disclosure on page 23 of the Revised Proxy Statement that indicates that, except as described in the Revised Proxy Statement, Pervasip has no plans, proposals or arrangements, written or otherwise, to issue any shares of common stock.

* * *
If you have any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Jessica Plowgian, Esq.
Mr. Paul Riss